Exhibit 99.20

Power Supply Rationing

Trading Symbol: SVM:TSX	August 8, 2008

VANCOUVER, British Columbia — August 8, 2008 — Silvercorp Metals Inc. ("Silvercorp" or the "Company"), provided an update on power supply issues in China. Due to inadequate power coal supply nation wide, and due to measures to insure power supply to the Beijing Olympic Games and to residential consumers during the Olympic Games, governmental rationing has been imposed for industrial usage. As a result, Silvercorp's mining operations in its Ying Mining Camp, in Luoyang City, Henan Province have experienced approximately 13.4% down time during the month of July. The total power down time in July was approximately 100 hours for mines and mills, or about 3.22 hour per day. In addition, during the first 8 days of August, Silvercorp experienced 32% down time, losing about 60 hours or 7.5 hours per day. It is expected that during the Olympic Games period ending September 5th, the average down time will remain about 7.5 hours to 14 hours per day.

Power supply issues, have in the past, and may continue to affect Silvercorp's operations after the games, due to coal supply issues, both nationally, and within Luoyang City where Silvercorp's Ying Mining Camp is located. Coal-fired power plants, supply approximately 78 percent of China's electricity. The coal supply problems are due to tough safety production measures imposed by the government which are causing many coal mines to shut down for safety improvements or for consolidation. Silvercorp's management team is working closely with the relevant authorities to reduce the impact of power shortages on the Company's operations.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. In Guangdong Province, it is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SlLVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Toll Free Phone: 1-888-224-1881, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.